

Mail Stop 3561

January 26, 2009

Mr. Baruh Hayut
Chairman and Chief Executive Officer
Modern Medical Modalities Corporation
439 Chestnut Street
Union, New Jersey 07083

Re: **Modern Medical Modalities Corporation**
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 16, 2008
File No. 000-23416

Dear Mr. Hayut:

We have reviewed your supplemental response dated January 22, 2009 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note your response to our previous comment indicating that the engagement partner for the audit of your financial statements filed in your latest Form 10-KSB was Mr. Joel Liebman of Liebman Goldberg & Drogin, LLP. Please tell us if Michael R. Drogin participated in the audit in any capacity and, if so, describe such circumstances in detail. Please respond to us by February 5, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services